Exhibit 95

MINE SAFETY DISCLOSURE

Pursuant to the reporting requirements under Section 1503(a) of the Dodd-Frank Act, Xylem Inc. is providing the following information: one facility owned and operated by Xylem Water Solutions Zelienople LLC (f/k/a ITT Water and Wastewater Leopold, Inc.) is regulated by the Federal Mine Health and Safety Act (MHSA). This facility is a coal processing facility located in Watsontown, Pennsylvania. In December 2010, the Watsontown facility was inspected by the MHSA and was issued a minor citation. Corrective actions have been taken and this citation was terminated by the MHSA inspector in March 31, 2011.